Eugene Trowbridge, CCIM Partner	July 29, 2019 Via EDGAR
__________ Jillian Sidoti, CCIM Partner	Re:	Mythic Collection, LLC (the “Company”) Amendment No. 3 to Offering Statement on Form 1-A Filed July 17, 2019 File No. 024-10983

__________

Nancee Tegeder

Associate Attorney

Jonathan Nieh

Associate Attorney

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Mailing Address:

38977 Sky Canyon Drive

Suite 101

Murrieta CA, 92563

Email:

company@crowdfundinglawyers.net

Office:

(323) 799-1342

Website:

www.CrowdfundingLawyers.net

To whom it may concern:

Please see the following responses to your comment letter dated July 25, 2019.

SEC Comment:

Use of Proceeds, page 21

1. We note your revised Use of Proceeds table no longer reflects any proceeds used to reimburse your Manager for acquisition-related expenses such as travel during due diligence and transportation of the Series Alpha Black Lotus from the seller to a vault. However, Section 4 of the Series Agreement filed as Exhibit 6.1 continues to indicate that a portion of the proceeds will be used to reimburse the Manager for expenses related to the acquisition of an asset. Please tell us whether you are contractually obligated by this Series Agreement to reimburse your Manager for expenses related to the acquisition of the Series Alpha Black Lotus. If your disclosure stating "[f]or this asset only, the Manager is not seeking reimbursement of costs" is intended to signify that you have revised your Series Agreement or obtained a waiver from your Manager regarding the reimbursement of acquisition-related expenses, please tell us how you determined you did not need to file the amended agreement or waiver as an exhibit to your filing.

Company Response:

To reiterate a phone conversation with Commission staff on or around July 26, 2019, the Company previously amended Section 4.3 of the Series Operating Agreement in a previous amendment indicating that the Manager was waiving its rights to reimbursement of costs.

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Securities Exchange Commission

Mythic Markets, LLC

July 29, 2019

Commission Comment:

General

Exhibit 11.1

2. Please provide a new consent from your auditor that is dated as of a recent date.

Company Response:

Please see the filed updated consent.

Thank you for your attention.

Sincerely,

/s/ Jillian Ivey Sidoti, Esq.

Securities Counsel

Cc: Client

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